Exhibit 99.1

News Release

For immediate release
Calgary, Alberta
October 21, 2010

OPTI Canada to Host Third Quarter 2010 Results on October 28, 2010

OPTI Canada Inc. (OPTI) announced today that it will conduct a conference call to review the Company’s third quarter 2010 financial and operating results on Thursday, October 28, 2010 at 6:30 a.m. Mountain Time. Chris Slubicki, President and Chief Executive Officer, and Travis Beatty, Vice President, Finance and Chief Financial Officer, will host the call.

Conference Call Details:

Date: October 28, 2010
Time: 6:30 a.m. Mountain Time (8.30 a.m. Eastern Time)

To participate in the conference call, please dial:

(888) 231 - 8191                                           (North American Toll-Free)
(647) 427 - 7450                                           (Alternate)

Please reference the OPTI Canada conference call with Chris Slubicki when speaking with the Operator.

A replay of the call will be available until November 11, 2010, inclusive. To access the replay, call (416) 849-0833 or (800) 642-1687 and enter passcode 13534941.

This call will also be webcast, and can be accessed on OPTI Canada's website (www.opticanada.com) under "Presentations and Webcasts" in the "For Investors" section. The webcast will be available for a period of 30 days and may alternatively be accessed at:

http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=3235320.

About OPTI
OPTI Canada Inc. is a Calgary, Alberta-based company focused on developing major oil sands projects in Canada using our proprietary OrCrude™ process. Our first project, Phase 1 of Long Lake, plans for 72,000 barrels per day (on a 100 percent basis) of SAGD (steam assisted gravity drainage) oil production integrated with an upgrading facility. The Upgrader uses the OrCrude™ process combined with commercially available hydrocracking and gasification. Through gasification, this configuration substantially reduces the exposure to and the need to purchase natural gas. On a 100 percent basis, the Project is expected to produce 58,500 bbl/d of products, primarily 39 degree API Premium Sweet Crude (PSC™) with low sulphur content, making it a highly desirable refinery feedstock. Due to its premium characteristics, we expect PSC™ to sell at a price similar to West Texas Intermediate (WTI) crude oil. The Long Lake Project is a joint venture between OPTI and Nexen Inc (Nexen). OPTI holds a 35 percent working interest in the joint venture. Nexen is the sole operator of the Project. OPTI's common shares trade on the Toronto Stock Exchange under the symbol OPC.

Additional information relating to our Company, including our AIF, can be found at www.sedar.com.

For more information contact:

Krista Ostapovich	OPTI Canada Inc.
Investor Relations	Suite 2100, 555 – 4th Ave. S.W.
(403) 218-4705	Calgary, Alberta, Canada T2P 3E7